FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 4, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital
CNPJ/MF No. 07.628.528/0001-59
NIRE 35.300.326.237

ESTIMATES OF AGRICULTURAL OPERATIONS

2026/2027 HARVEST YEAR

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), a Brazilian leader in the acquisition, development and sale of rural properties with high upside potential, informs its shareholders and the market in general of the initial estimates of its agricultural operations for the 2026/2027 harvest year.

Planted Area per Culture (hectares)

Planted area per culture (hectare)	25/26 Harvest Estimated	25/26 Harvest Realized	Change (%)	26/27 Harvest Estimated	Change (%)
Grains	113.330	102.260	-10%	102.036	n.a
Soybean	79.344	77.965	-2%	74.425	-5%
Corn and Corn 2nd Crop	27.328	25.729	-6%	27.611	7%
Bean and Bean 2nd Crop	6.658	2.120	-68%	-	n.a
Sugarcane	29.677	29.683	n.a.	30.388	2%
Pasture	8.649	8.847	6%	10.732	21%
Cotton	4.112	3.568	-13%	2.608	-27%
Other	16.841	19.083	13%	19.444	2%
Total	**172.610**	**166.995**	-3%	**165.208**	**-1%**

The production area in the 2025/2026 harvest totaled 166,995 hectares, a 3% reduction compared to the initial estimate. Throughout the cycle, the planting plan was adjusted in response to lower commodity prices and restrictions on the second-crop planting window, which reduced the attractiveness of certain crops.

In this context, the Company reduced the areas allocated to cotton and beans and increased corn acreage, directing production toward crops and areas with better profitability prospects and seeking greater efficiency in resource allocation.

Given the weather outlook for a strong El Niño in the next cycle, with effects varying across the regions where the Company operates, the 2026/2027 planting plan was developed more selectively, considering the expected conditions for each crop and region.

The total estimated area is 165,208 hectares, 1% below the 2025/2026 harvest. In the crop mix, key changes include a 70% reduction in first-crop cotton acreage, the discontinuation of second-crop beans, and a 5% reduction in soybean acreage. In contrast, first-crop corn acreage increases by 22%, while second-crop cotton acreage increases by 36%, mostly in irrigated areas, in addition to a 21% expansion of pastureland.

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ri.brasil-agro.com

Production per Crop (tons)

Production per product (tons)	25/26 Harvest Estimated	25/26 Harvest Realized	Change (%)	26/27 Harvest Estimated	Change (%)
Soybean	252.022	256.187	2%	259.138	1%
Corn	64.872	72.734	12%	85.319	17%
Corn - 2nd Crop	99.230	78.857	-21%	96.111	22%
Beans	954	-	n.a	-	n.a
Beans - 2nd Crop	7.274	2.041	-72%	-	n.a
Cotton	8.427	8.972	6%	2.368	-74%
Cotton - 2nd Crop	9.808	7.602	-22%	10.010	32%
Total	**442.587**	**426.393**	**-4%**	**452.946**	**6%**

Grain and cotton production totaled 426.4 thousand tons in the 2025/2026 harvest, 4% below the initial estimate, reflecting the reduction in planted area, adverse weather events throughout the cycle, and operational challenges in crop development.

Compared to the previous harvest, however, production increased by 16%, or 60.3 thousand tons, even with a 3% smaller harvest area.

For the 2026/2027 harvest, the Company estimates production of 452.9 thousand tons, 6% above the realized production in 2025/2026, driven mainly by soybeans and corn. The plan considers a challenging weather scenario, with a strong El Niño outlook, and prioritizes crops and areas with a better risk-return profile.

Sugarcane

Sugarcane Harvest Year Result	2025 Harvest Realized (Apr/01 to Dec/31)	2026 Harvest Estimated (Apr/01 to Dec/31)	Change (%)	2026 Harvest Projected (Apr/01 to Dec/31)	Change (%)
Tons harvested	1.741.625	2.176.350	25%	2.151.988	-1%
Hectares harvested	25.782	27.372	6%	27.223	-1%
TCH - Harvest tons per hectares	67,55	79,51	18%	79,09	-1%

In April, we began harvesting the new sugarcane crop. Through June 30, 2026, 273.7 thousand tons had been harvested, with TCH of 76.91, compared to 585.4 thousand tons and TCH of 75.06 in the same period of the prior year.

The lower volume harvested in the period, compared to the same period of the prior harvest, is related to the slower crushing pace at the mills, given lower sugar and ethanol prices. As a result, approximately 280 thousand tons originally expected to be harvested in the quarter had their harvest postponed to the following quarters.

Cattle Raising

Cattle Raising	25/26 Harvest Estimated	25/26 Harvest Realized	Change (%)	26/27 Harvest Estimated	Change (%)
Hectares	8.649	8.847	2%	10.732	21%
Number of heads	11.567	11.470	-1%	15.554	36%
Meat production (kg)	1.909.570	1.461.708	-23%	2.363.446	62%
Weight Gain per Day	0,47	0,42	-10%	0,44	3%
Weight Gain per hectare	221	165	-25%	220	33%

ri.brasil-agro.com

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'3 We have a herd of 11.4 thousand head of cattle, distributed across 8,847 hectares of pastureland already active in Brazil and Paraguay. In Paraguay, the Company reduced projected feedlot operations considering higher replacement animal prices, due to lower cattle availability and the depreciation of the U.S. dollar against the Guarani. In Brazil, Arrojadinho Farm shifted its strategy from stocker/finishing to cow-calf operations following the sale of Preferência Farm, redirecting production toward calves in an expected scenario of higher replacement animal valuations. For the next harvest, the Company expects an increase in its herd, due to the allocation of marginal areas and areas in the first years of development to pasture, reducing the exposure of these areas to higher climate risk. Production Cost (R$/ha) It is worth noting that the estimates are hypothetical data and do not constitute a promise of performance. To learn more about the Company's operating estimates, see the projections section of our Reference Form. São Paulo, September 3, 2026. Gustavo Javier Lopez CFO & DRI Production cost (R$/ ha) 25/ 26 Harvest Estimated 25/ 26 Harvest Realized Change (%) 26/ 27 Harvest Estimated Change (%) Soybean(1) 5.247 5.074 -3% 5.157 2% Corn(1) 4.698 4.620 -2% 5.057 9% Corn 2nd Crop 4.211 4.834 15% 4.239 -12% Beans 4.121 - n.a. - n.a. Beans 2nd Crop 2.691 2.130 -21% - n.a. Cotton 12.303 13.464 9% 10.734 -20% Cotton 2nd Crop 15.421 15.876 3% 14.055 -11% Sugarcane 11.735 10.007 -15% 11.004 10% (1) includes area opening amortization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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